UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

07 May 2026

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE UK MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below acquired ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 05 May 2026. The Shares were acquired through the reinvestment of the ordinary dividend paid by the Company on 05 May on Shares which the PDMRs had originally acquired in accordance with the Company's Chairman and Non-executive Directors shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Rick Haythornthwaite	Chair	1,775	£5.5616
Josh Critchley	Independent non-executive director	661	£5.5616
Roisin Donnelly	Independent non-executive director	466	£5.5616
Patrick Flynn	Independent non-executive director	415	£5.5616
Geeta Gopalan	Independent non-executive director	158	£5.5616
Stuart Lewis	Independent non-executive director	445	£5.5616
Gillian Whitehead	Independent non-executive director	94	£5.5616
Lena Wilson	Senior Independent Director	366	£5.5616

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	07 May 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary